[Ober|Kaler Letterhead]

March 17, 2008

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561
ATTN: Mr. Kevin W. Vaughn, Branch Chief (Mail Stop 4561)

Re: Calvin B. Taylor Bankshares, Inc.
Form 10-K for the year ended December 31, 2006 (Staff Comments)
File No. 000-50047

Dear Mr. Vaughn:

    Calvin B. Taylor Bankshares, Inc. (the "Company") is filing today, via EDGAR transmission, its Annual Report on Form 10-K for the year ended December 31, 2007 ("Form 10-K 2007"). Pursuant to our previous discussions and the Company’s letter dated February 15, 2008 (the "Accommodation Request"), the Company has included in the Form 10-K 2007 disclosure responsive to the outstanding comments of the Commission staff ("Staff") on the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 ("Form 10-K 2006"), as further detailed below. All page references herein are to the enclosed version of the Form 10-K 2007.

In addition, pursuant to the Accommodation Request:

• The Management’s Discussion and Analysis ("MD&A") section of the Form 10-K 2007 explains the prior period adjustment the Company has taken with respect to its allowance for loan losses ("ALLL") during the year ended December 31, 2007, the manner in which the ALLL was calculated prior to 2007, and how it was calculated in 2007 and will be calculated going forward, as well as the reasons for taking the adjustment in 2007. Please see pages 17 through 18.

• The Selected Financial Data section of the Form 10-K 2007 includes restated data for years ending December 31, 2006, 2005, 2004 and 2003 and select quarterly balance sheet data for each quarterly period affected by the adjustment from March 31, 2003 through September 30, 2007, each showing the results of the prior period adjustment on each applicable period. Each such applicable period is labeled as "restated." Please see pages 11 through 16 .

 Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

• The Company has included a note to the audited financial statements and disclosure in the form of discussion accompanying the restated data for all affected quarters and year ends, as set forth in the Accommodation Request, and the independent auditor’s report includes the required explanatory paragraph regarding the prior period adjustment. Please see page 11 , Note 2 to the Audited Financial Statements, and the independent auditor's report.

• The Company has restated in the Form 10-K 2007 any information required by Guide 3 – Statistical Disclosure by Bank Holding Companies for the fiscal years ending December 31, 2003 through 2006 that would have changed as a result of the restatement of the financial statements. Please see pages 20 and 21 (Guide 3 Items I. A and I. B), page 23 (Guide 3 Item III. A), page 26 (Guide 3 Item IV. A), page 27 (Guide 3 Item IV. B), and page 11 (Guide 3 Item VI).

• On February 28, 2008, the Company filed a Current Report on Form 8-K under Item 4.02, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, to disclose the prior period adjustment and that restated financial information would appear in the Form 10-K 2007.

    Set forth below, respectively, are the Company’s responses to your November 26, 2007 and June 27, 2007 letters to Jennifer G. Hawkins of the Company setting forth the Staff’s comments regarding the Form 10-K 2006. For your convenience, the Company’s responses are contained in the numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each of the Staff’s comments is included in bold below.

November 26, 2007 Comment Letter

General

1.  Please submit your faxed letter dated July 26, 2007 on EDGAR and label it as correspondence.

The Company has previously filed its July 26, 2007 response letter on EDGAR as correspondence.

Form 10-K for the Year Ended December 31, 2006

2.  We note in your response to our previous comment 2 that you revised your methodology to comply with regulatory guidance issued in December 2006. Further, in your proposed disclosures, you indicate that "substantially all" of your allowance is unallocated. Please revise your disclosures to cite the specific regulatory guidance you are relying on that supports your current methodology. Revise to clearly describe your policy that was applied before the revision in your methodology, and compare your prior methodology to new methodology.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

    We have clarified in the Form 10-K 2007 that the Company applied its revised methodology for the calculation of the ALLL during fiscal 2007 in order to comply with the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued in December 2006. We have also described the methodology used prior to fiscal 2007 and, in doing so, compared the prior and current methodologies. Please see pages 17 and 18, and pages 24 through 28.

3.  Please refer to our prior comment 9 in our letter dated June 27, 2007. The fact that "substantially all" of your allowance for loan losses is unallocated indicates that you do not segregate your loan portfolio by major loan type, as previously indicated. However, your proposed disclosures indicate that you do segregate your loan portfolio in determining losses for homogeneous categories of loans, first by real estate and non-real estate secured and further by commercial and consumer purpose. Further, you state that "No portion of the ALLL is calculated on the total loan portfolio." Therefore, it remains unclear why you have an allowance for loan losses that is substantially unallocated. Please revise your allocation amounts or your disclosure of allocation methodology to clearly reconcile this apparent contradiction.

On page 27 the Company clarifies that "no portion of the ALLL is calculated on a total loan portfolio basis." As discussed in the first paragraph on page 25 and as shown in the Allocation of Allowance for Loan Losses table on page 27, the loan portfolio is segregated into homogeneous categories of loans by loan type into four categories - (i) real estate – construction, (ii) real estate – mortgage, (iii) commercial, and (iv) consumer. As indicated in the Allocation of Allowance for Loan Losses table, only a small portion of the ALLL for 2007 is unallocated, and as noted on page 27, "[m]anagement anticipates having low levels of unallocated reserves in future years." While the majority of the ALLL shown for the restated periods is unallocated, this is because, as discussed below, FAS 16 prohibits allocating any amount for the specific reserves in prior years when the ALLL is calculated retrospectively. Therefore, any amounts that would have been allocated to specific reserves under the current methodology in years prior to 2007 must instead be shown as "unallocated." See the following disclosure on page 27 in the paragraph following the Allocation of Allowance for Loan Losses table:

Unallocated reserves are not associated with a specific portfolio segment or a specific loan, but may be appropriate if properly supported and in accordance with GAAP. Because no portion of the ALLL is calculated on a total loan portfolio basis, management anticipates having low levels of unallocated reserves in future periods. The unallocated portion in the preceding table appears higher in years prior to 2007, because management had not adopted this methodology at those year-ends.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

The unallocated reserves in years prior to 2007 cannot be allocated as specific reserves due to application of FAS 16 Prior Period Adjustments, paragraph 3, which prohibits the retrospective valuation of aged accounts receivable (past due loans) because the passage of time has revealed their ultimate resolution. Management believes that the ALLL reflected in this table for years prior to 2007 does not materially differ from the balance that would have been calculated at each of those year-ends had current methodology been applied then.

4.  Please revise your proposed disclosures to more clearly describe how you arrived at the amounts allocated to the various loan categories versus the unallocated amount.

• Specifically and separately disclose where your specific reserves for identified impaired loans are reflected in the allocation table.

• Similarly, specifically disclose where the formula-based reserve amounts are reflected in the table.

• If the formula-based amounts are reflected in the unallocated line item, revise to add a paragraph below the table to disclose that fact and to separately quantify the amount of such formula-based reserves as calculated for each loan category.

In response to the first two bullets above, please refer to the second paragraph of the "Loan Quality and the Allowance for Loan Losses" section of the MD&A on page 24, which states that "The ALLL consists of (i) formula-based reserves comprised of potential losses in the balance of the loan portfolio segmented into homogeneous pools, (ii) specific reserves comprised of potential losses on loans that management has identified as impaired, and (iii) unallocated reserves. Unallocated reserves are not associated with a specific portfolio segment or a specific loan, but may be appropriate if properly supported and in accordance with GAAP."

The formula-based amounts are not reflected in the unallocated line item of the ALLL. Please note that in the Allocation of Allowance for Loan Losses table on page 27, the "specific reserves" for identified impaired loans are separately shown in the line following the separately-disclosed formula-based portion of the ALLL under each of the "Commercial" and "Consumer" portions of the table (no portion of the ALLL is allocated to real estate loans). Please see the following language on page 25, where the Company explains how the formula-based and specific reserves are calculated:

The Company evaluates loan portfolio risk for the purpose of establishing an adequate allowance for loan losses. In determining an adequate level for the formula-based portion of the ALLL, management considers historical loss experience for major types of loans.

 Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

Homogenous categories of loans are evaluated based on loss experience in the most recent five years, applied to the current portfolio. This formulation gives weight to portfolio size and loss experience for the categories of real-estate secured loans (i.e. real estate-construction and real estate-mortgage), other loans to commercial borrowers, and other consumer loans. However, historical data may not be an accurate predictor of loss potential in the current loan portfolio. Management also evaluates trends in delinquencies, the composition of the portfolio, concentrations of credit, and changes in lending products, processes, or staffing. Management further considers external factors such as the interest rate environment, competition, current local and national economic trends, and the results of recent independent reviews by auditors and banking regulators. The recent slow-down in the real-estate market has affected both the price and time to market residential and commercial properties. Management closely monitors such trends and the potential effect on the Company, but to date they have not impacted the quality of the Bank’s loan portfolio. For all periods presented, there were no specific adjustments made to the ALLL in connection with management’s evaluation of these trends as management determined that they have not impacted the quality of the loan portfolio.

Management has also adopted a risk rating system which gives weight to collateral status (secured vs. unsecured), and to the absence or improper execution of critical contract or collateral documents. Unsecured loans and those loans with critical documentation exceptions, as defined by management, are considered to have greater loss exposure. Management incorporates these factors in the formula-based portion of the ALLL. Additionally, consideration is given to those segments of the loan portfolio which management deems to pose the greatest likelihood of loss. In an economic downturn, such as the region is experiencing in late 2007, management believes the Bank’s greatest likelihood of loss is in unsecured loans - commercial and consumer, and in secured consumer loans. Reserves for these segments of the portfolio are included in the formula-based portion of the ALLL at December 31, 2007. Although the real estate market is less robust than in recent years, management does not expect losses in the real estate portfolio due to the Bank’s conservative underwriting practices. Management closely monitors conditions that might indicate deterioration of collateral value on significant loans and obtains additional collateral as required to protect the Bank from exposure.

In determining an adequate level for the specific reserve portion of the ALLL, management reviews the current portfolio giving consideration to problem loans. The allowance may include reserves for specific loans identified as impaired during management's loan review or the Company’s independent loan review or internal audit functions. For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

See also the following disclosure on page 28:

Loans are considered impaired when, based on current information, management considers it unlikely that collection of principal and interest payments will be made according to contractual terms. Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued, although management may categorize a performing loan as impaired based on knowledge of the borrower’s financial condition, devaluation of collateral, or other circumstances that are deemed relevant to loan collection. Impaired loans may have specific reserves, or valuation allowances, allocated to them in the ALLL. Estimates of loss reserves on impaired loans are determined based on two of the measurement methods described in Financial Accounting Standard 114 (FAS 114): (1) the loan’s observable fair price, or (2) the fair value of collateral, if repayment of the loan is expected to be provided by underlying collateral. Loans determined to be impaired, but for which no specific valuation allowance is made because management believes the loan is secured with adequate collateral or the Bank otherwise will not take a loss on such loan, are grouped with other homogeneous loans for evaluation under the formula-based criteria described previously.

5.  We note your proposed disclosure in the third complete paragraph on page 5 of your response letter dated July 26, 2007 which states "During 2006, 2005, and 2004, the unallocated portion of the ALLL has changed as a result of increases or decreases in 1) allocations attributable to specific categories of loans, and 2) the total balance in the ALLL, which decreases and increases with charge-offs and recoveries, respectively." Earlier on the same page of your response you stated "No portion of the ALLL is calculated on the total loan portfolio." You also disclose that in calculating the unallocated allowance you considered various internal and external factors in arriving at the appropriate amount. Therefore, please revise your disclosures regarding the composition of and changes in your unallocated allowance to more clearly identify the reasons for the changes in the balance from period to period.

Based on the restated ALLL in the Form 10-K 2007 and the fact that the unallocated portion of the reserve is, and is expected in the future to be, an insignificant portion of the ALLL, we believe this comment is no longer applicable. However, please see the statement in the second paragraph under "Loan Quality and the Allowance for Loan Losses" on page 24 that "[u]nallocated reserves are not associated with a specific portfolio segment or a specific loan, but may be appropriate if properly supported and in accordance with GAAP." Also please see our response to comment 3 above which explains the reasons for the difference in the amount of the unallocated portion of the ALLL in 2007 compared to the restated 2006 and prior amounts.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

6.  Please revise to disclose whether you further segment your loans within the groups already disclosed using a loan grading system. If so, please revise to disclose the information requested in our previous comment 4 in our letter dated June 27, 2007.

The Company did not use a loan grading system to calculate the ALLL for the periods reflected in the Form 10-K 2006. Please see the following disclosure on page 25, which describes the current loan grading system the Company has adopted to calculate the formula-based portion of the ALLL:

Management has also adopted a risk rating system which gives weight to collateral status (secured vs. unsecured), and to the absence or improper execution of critical contract or collateral documents. Unsecured loans and those loans with critical documentation exceptions, as defined by management, are considered to have greater loss exposure. Management incorporates these factors in the formula-based portion of the ALLL. Additionally, consideration is given to those segments of the loan portfolio which management deems to pose the greatest likelihood of loss. In an economic downturn, such as the region is experiencing in late 2007, management believes the Bank’s greatest likelihood of loss is in unsecured loans - commercial and consumer, and in secured consumer loans. Reserves for these segments of the portfolio are included in the formula-based portion of the ALLL at December 31, 2007.

We believe the disclosure is clear that the Company does not use these factors to further segment the Bank’s loans within the groups already disclosed.

7.  As previously requested in comment 4 of our letter dated June 27, 2007, please revise to more clearly discuss the particular risks inherent in the different kinds of lending in which you engage. Clearly discuss the specific risk elements you identified in the different categories of lending within your portfolio, and disclose how you weighted them in determining the amount of allowance for each lending category.

The Form 10-K 2007 discusses the risks inherent in the types of loans the Bank makes but indicates that it did not make any adjustments in determining its ALLL because, while these risks have the potential to impact the Bank’s loans, to date they have not impacted the quality of the loan portfolio and therefore no adjustment has been made to the ALLL to account for such potential risks. Please see the following disclosure on page 25:

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

The Company evaluates loan portfolio risk for the purpose of establishing an adequate allowance for loan losses. In determining an adequate level for the formula-based portion of the ALLL, management considers historical loss experience for major types of loans. Homogenous categories of loans are evaluated based on loss experience in the most recent five years, applied to the current portfolio. This formulation gives weight to portfolio size and loss experience for categories of real-estate secured loans (i.e. real estate-construction and real estate-mortgage), other loans to commercial borrowers, and other consumer loans. However, historical data may not be an accurate predictor of loss potential in the current loan portfolio. Management also evaluates trends in delinquencies, the composition of the portfolio, concentrations of credit, and changes in lending products, processes, or staffing. Management considers external factors such as the interest rate environment, competition, current local and national economic trends, and the results of recent independent reviews by auditors and banking regulators. The recent slow-down in the real-estate market has affected both the price and time to market residential and commercial properties. Management closely monitors such trends and the potential effect on the Company, but to date they have not impacted the quality of the Bank’s loan portfolio. For all periods presented, there were no specific adjustments made to the ALLL in connection with management’s evaluation of these trends as management determined that they have not impacted the quality of the loan portfolio.

8.  As previously requested in comment 4 of our letter dated June 27, 2007, please revise to discuss any trends experienced in your lending. As part of this disclosure, specifically address the fact that the majority of the growth in both your loan portfolio and loan commitments from 2004 to 2006 has come in categories that are traditionally considered to be more risky. Revise to discuss this fact, and to clearly disclose how your allowance methodology incorporated this significant increase in risk.

As indicated in response to comment number 7 above, the Company does not believe that the Bank is currently experiencing any trends in its lending. Further, the Form 10-K 2007 discusses that, while the majority of growth in the loan portfolio has been in categories traditionally considered risky, because of the Bank’s conservative underwriting practices, management does not consider these loans to be particularly risky, and therefore, the ALLL does not incorporate any increased risk. Please see the following disclosure on page 23:

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

During 2004 through 2006, the Bank experienced rapid growth in construction, land development and land loans as a result of a robust real estate market and favorable competitive conditions. While this type of loan may generally be considered to be more risky than other real estate secured loans, the Bank did not deviate from its conservative underwriting practices relative to these transactions. While increasing the outstanding balances in this type of credit, management did not incur any more than its historically low level of risk. This is consistent with the Company’s philosophy that safe and sound practice, coupled with high earnings, are higher priorities than asset growth. The Bank has not engaged in risky lending practices such as subprime mortgages, high loan-to-value lending, or high volume of loans on condominiums. Although the economy has caused a general decline in real estate values and an increase in time to market many properties, the Bank’s conservative underwriting practices have sheltered it from the adverse portfolio effects that are currently receiving public attention. Further, management monitors fluctuations in the value of real estate held as collateral and, if deemed necessary, obtains additional collateral to limit the Bank’s loss exposure.

9.  Please refer to our previous comments 6 and 10 in our letter dated June 27, 2007. We note your disclosures of items considered in determining whether impairment has occurred on problem loans. Please revise your disclosures to specifically disclose the methods used to evaluate impairment. For example, disclose if you measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, rely on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Refer to paragraph 13 of SFAS 114.

Please see the following disclosure on page 28, which addresses the Staff’s comment:

Loans are considered impaired when, based on current information, management considers it unlikely that collection of principal and interest payments will be made according to contractual terms. Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued, although management may categorize a performing loan as impaired based on knowledge of the borrower’s financial condition, devaluation of collateral, or other circumstances that are deemed relevant to loan collection. Impaired loans may have specific reserves, or valuation allowances, allocated to them in the ALLL. Estimates of loss reserves on impaired loans are determined based on two of the measurement methods described in Financial Accounting Standard 114 (FAS 114): (1) the loan’s observable fair price, or (2) the fair value of collateral, if repayment of the loan is expected to be provided by underlying collateral.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

Loans determined to be impaired, but for which no specific valuation allowance is made because management believes the loans are secured with adequate collateral or the Bank otherwise will not take a loss on such loan, are grouped with other homogeneous loans for evaluation under formula-based criteria described previously.

10.  In your 2005 Form 10-K, you disclose a different allocation of the allowance for loan losses for the periods ended December 31, 2005 and 2004. Please disclose how you concluded that a change in your prior year disclosures was appropriate. Specifically address how you considered the guidance of paragraph 19 of SFAS 154 which states that changes in estimates should be applied prospectively.

Please note that we believe that this comment is no longer applicable as a result of the restatement of prior periods to conform to the new methodology for calculating the ALLL.

Form 10-Q for the Periods Ended September 30, 2007

11.  We have reviewed your recent interim filing for the periods ending September 30, 2007; however it is unclear how you addressed the comments in our June 27, 2007 letter in this filing. Accordingly, please revise this Form 10-Q for the periods ending September 30, 2007, as well as your future interim filings to address those comments.

The Company intends to comply with the Staff’s comments in its future filings as appropriate, but believed it was prudent to wait until resolution of the outstanding comments before revising its quarterly disclosures.

12.  Your revisions for our previous comments should specifically address but not be limited to the following:

• Please revise to provide an allocation of your allowance on a similar basis to that to be presented in your amended Form 10-K.

• Discuss the trends experienced during the periods presented, and identify any changes to trends from the periods presented in your annual report.

• If true, confirm in your disclosure that you believe the allowance to be appropriate and adequate to cover inherent losses in the loan portfolio as of the balance sheet dates presented.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

These comments have been addressed in the Form 10-K 2007. Please see the Allocation of Allowance for Loan Losses table on page 27, the Company’s response to comment 8 above, and the first sentence of the "Loan Quality and the Allowance for Loan Losses" section of the MD&A on page 24, which states "The allowance for loan losses represents an amount which management believes to be appropriate and adequate to absorb identified and inherent losses in the loan portfolio as of the balance sheet date."

Further, the Company will include in its future Quarterly Reports on Form 10-Q a discussion of the ALLL including the allocation of the allowance, any significant trends from the periods presented in its most recent Annual Report on Form 10-K, and a statement that the allowance for loan losses represents an amount which management believes to be appropriate and adequate to absorb identified and inherent losses in the loan portfolio as of the balance sheet dates.

13.  You state on page 10 that "The allowance for loan losses represents a reserve for potential losses in the loan portfolio."

• Tell us how you determined that this statement complies with the applicable accounting literature. Specifically cite the accounting literature which supports such a policy or revise your disclosure accordingly.

• Please revise to confirm, if true, that your allowance represents your best estimate of the inherent probable losses in your loan portfolio. Otherwise, tell us why it does not.

The Form 10-K 2007 does not include the referenced statement, and, further, indicates that the ALLL "represents management’s best estimate of inherent probable losses in the loan portfolio as of the balance sheet date." Please see the first sentence of the second paragraph under "Critical Accounting Policies" in the MD&A on page 17.

14.  Please revise to discuss the increases in charge-offs. Disclose the reasons for the increased charge-offs, any trends reflected therein, and how the increases were considered in arriving at the amount of your allowance.

In response to this comment, please see the final two sentences on page 25, which state that "[m]anagement does not detect any meaningful trend in the year-to-year relationship of net recoveries to net charge-offs. Rather, these are natural swings of activity in a loan portfolio that experiences minimal losses." In other words, since the Bank experiences minimal charge-offs both in real terms and as a percentage of its loan portfolio, even a small increase in charge-offs will have a substantial impact on the percentage increase in charge-offs when compared to the prior year, even as the total amount of charge-offs as a percentage of the loan portfolio remains minimal.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

As indicated in the Form 10-K 2007, management does not believe the 2006 increase is indicative of any trends. As an illustration of management’s belief that this is simply a result of normal changes in charge-off activity in a loan portfolio that has had minimal losses, please note that the charge-off amount for 2007 decreased a significant percentage of the 2006 amount, but that in all five years represented in the Allowance for Loan Losses table on page 26 the net-charge-offs to average gross loan percentages remained relatively stable, ranging only from -0.01% to 0.01%.

June 27, 2007 Comment Letter

1. You have indicated by check mark that you are a well-known seasoned issuer. However, it is not clear how you meet the definition as set forth by Rule 405 of the Securities Act. Accordingly, please tell us in detail how you determined that you meet all the definitional requirements of a well-known seasoned issuer. If you are unable to support your use of this designation, please revise your filing to remove this designation.

The Company inadvertently checked the box indicating that it was a well-known seasoned issuer on the cover page of its Form 10-K 2006. The Form 10-K 2007 correctly indicates that the Company is not a well-known seasoned issuer. Please see the cover page of the Form 10-K 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Quality, page 15

2. We note you have omitted certain information in your most recent Form 10-K regarding your allowance for loan losses that was included in previous Form 10-Ks. You indicated in your supplemental response that you have elected to present the information required by Item IV.B of Industry Guide 3 in a narrative format rather than the tabular format. As noted in Instruction 1 of Item IV.A and referenced in the Instructions to Item IV.B, the table is not intended to mandate a specific format for disclosure of this information. Registrants are encouraged to experiment with various disclosure formats in the interest of effective communication of this data; however, all the required information must be given. Certainly, the option to use a narrative format should not be seen as a way to provide less information to the reader. After considering your proposed narrative disclosure, we continue to believe that it does not meet the requirements of Item IV.B of Industry Guide 3. We also note that it provides less information to the reader than did your previous formats. Further, as we have previously discussed with you, we would not expect that electing the narrative option alleviates the requirement for quantitative data in addressing the Allocation of the Allowance for Loan Losses. Rather, either the tabular or the narrative option still requires the appropriate quantitative and qualitative data describing the Allocation of the Allowance for Loan Losses to be disclosed. Please revise to address the comments below.

 Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

The table required by Item IV.B of Guide 3 has been included in the Form 10-K 2007. Please see the "Allocation of Allowance for Loan Losses" table on page 27.

3. In your response filed with the commission on May 11, 2007, you indicated that homogenous categories of loans are evaluated based on loss experience in the most recent 5 years applied to the current portfolio. Further, you stated that this formulation gives weight to portfolio size and loss experience for categories of real-estate secured loans, other loans to commercial borrowers, and other consumer loans. You disclosed that Management also considers external factors such as changes in the interest rate environment, the results of recent reviews by bank regulators, legislation affecting the banking industry and current local and national economic trends. Please revise your proposed narrative to address the following:

• Specifically disclose whether any portion of the allowance is calculated on a total loan portfolio basis and is therefore not allocable to any one loan category. Disclose the balance of the unallocated allowance and discuss the changes and trends in this balance for each reportable period.

• If you consider the external factors at the total loan portfolio level, please disclose how you determined that your methodology is compliant with the FFIEC guidance issued in December 2006, which states that banks should consider these types of factors within a group of loans with similar risk characteristics. For example, loans collateralized with risk free assets should not be evaluated with non-collateralized loans. Alternatively, please tell us the factors considered in concluding that each category of loans presented on page 11 of your financial statement has the same risk characteristics.

As disclosed on page 27, "no portion of the ALLL is calculated on a total loan portfolio basis."

1f you consider the external factors mentioned above at the individual loan category level, please revise to disclose the following:

• Discuss the changes and trends in each external factor set forth above for each homogeneous loan category for each reportable period.

 Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

• Discuss the specific risks within each loan category that are unique to each category, and discuss the impact of the external factors mentioned above on the loss rate formulation used to calculate the amount of loan losses for each homogenous category.

• Specifically disclose the extent to which you disaggregate the loan portfolio into specific homogenous loan categories when considering the external factors above. For example, state whether you consider the external factors as affecting your loan portfolio in the same way for each homogenous loan category, or whether you believe that the external factors require different adjustment for the different risk elements within each portfolio.

Please see our responses to comments 7 and 8 of the Staff’s comment letter dated November 26, 2007, which addresses these comments.

4. After reviewing your overall disclosures provided regarding your Allowance for Loan Losses, we have the following comments for purposes of providing greater transparency to the reader:

• More clearly describe how you considered the particular risks inherent in the different kinds of lending in which you engage. Clearly discuss the specific risk elements you identified in the different categories of lending within your portfolio, and disclose how you weighted them in determining the amount of allowance for each lending category.

• Revise to discuss any trends you experienced during the periods presented.

• Based on your disclosures on page 13-14, it appears that majority of the growth in both your loan portfolio and your loan commitments from 2004 to 2006 has come in categories that are traditionally considered to be more risky. Revise to discuss this fact, and clearly disclose how your allowance methodology incorporated this significant increase in risk.

• Disclose any changes in your methodology or the way it was applied during the periods addressed by Item IV.B.

• Disclose how you considered the current collateral values (less costs to sell), where applicable. Discuss any changes in collateral values you experienced during the periods.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

With respect to the first three bullets above, please see our responses to comments 7 and 8 of the Staff’s November 26, 2007 comment letter. With respect to the fourth bullet above, please see the disclosure on pages 17 and 18, "Prior Period Adjustment", and pages 24 through 28, "Loan Quality and the Allowance for Loan Losses", which discusses the methodology applied for the determination of the ALLL prior to 2007 and the new methodology applied beginning with 2007. With respect to the final bullet above, please see the following disclosure on page 28: "Estimates of loss reserves on impaired loans are determined based on two of the measurement methods described in Financial Accounting Standard 114 (FAS 114): (1) the loan’s observable fair price, or (2) the fair value of collateral, if repayment of the loan is expected to be provided by underlying collateral."

5.  In order to help the reader better understand how you evaluated the different types of loans you originate and the relative weighting of the risk elements in each, please revise to address the following regarding the extent of your segmenting of the portfolio:

• Clearly disclose how the segmentation process is performed (i.e., by loan type, industry, risk rates, etc.); and

• When a loan grading system is used to segment the portfolio, clearly identify the definitions of each loan grade.

For purposes of determining the ALLL, loans are segmented by loan type into the following categories: (i) real estate – construction; (ii) real estate – mortgage; (iii) loans to commercial borrowers; and (iv) other consumer loans. Please see on page 25 the fourth sentence of the third paragraph in the "Loan Quality and the Allowance for Loan Losses" section of the MD&A. As loans are segmented by type, management does not use a loan grading system to segment the portfolio. As further discussed in the Company’s response to comment 6 of the Staff’s comment letter dated November 26, 2007, management has adopted a loan grading system that is used in determining the amount of formula-based reserves in the ALLL calculation.

6.  For determining and measuring impairment under SFAS No. 114, please revise to describe:

• The methods used to identify loans to be analyzed individually;

• For individually reviewed loans that are impaired, how the amount of any impairment is determined and measured, including:

o Procedures describing the impairment measurement techniques available; and

 Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

o Steps performed to determine which technique is most appropriate in a given situation.

• The methods used to determine whether and how loans individually evaluated under SFAS No. 114, but not considered to be individually impaired, should be grouped with other loans that share common characteristics for impairment evaluation under SFAS No. 5.

Please see our response to comment number 9 of the Staff’s comment letter dated November 26, 2007.

7.  In the fourth paragraph under your Critical Accounting Policies section on page 9 of your Form 10-Q for the period ended March 31, 2007, you stated that "your methodology for analyzing the allowance for loan losses consists of two components: formula and specific allowances."

• Please tell us the amount of each your formula-based allowance and specific allowance you have computed for each of your loan categories.

• If a significant portion of your allowance is significantly weighted to one of those two components, revise your MD&A to disclose that fact and the extent of that weighting.

• Please revise your Form 10-K to present a section addressing your Critical Accounting Policies, similar to that provided in your interim filings.

Please refer to the Allocation of Allowance for Loan Losses table on page 27, which discloses the amounts allocated to each formula-based and specific allowance in each of the commercial loans and consumer loans categories. As disclosed on page 26, the Bank has not experienced any losses related to mortgage loans since 1997. Therefore, since the formula-based portions of the ALLL is calculated based on loan loss experience during the past five years, "no reserves are allocated to the real estate – construction or real estate – mortgage potions of the loan portfolio in determining the ALLL."

Finally, please note the following disclosure that appears in the second paragraph of the "Critical Accounting Policies" section of the MD&A on page 17:

The allowance for loan losses (ALLL) represents management’s best estimate of inherent probable losses in the loan portfolio as of the balance sheet date. It is one of the most difficult and subjective judgments. The adequacy of the allowance for loan losses is evaluated no less than quarterly.

 Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

The determination of the balance of the allowance for loan losses is based on management’s judgments about the credit quality of the loan portfolio as of the review date. It should be sufficient to absorb losses in the loan portfolio as determined by management’s consideration of factors including an analysis of historical losses, specific reserves for non-performing or past due loans, delinquency trends, portfolio composition (including segment growth or shifting of balances between segments, products and processes, and concentrations of credit, both regional and by relationship), lending staff experience and changes, critical documentation and policy exceptions, risk rating analysis, interest rates and the competitive environment, economic conditions in the Bank’s service area, and results of independent reviews, including audits and regulatory examinations.

8.  You disclose on page 7 of the financial statements that you "concluded that substantially all of the balance of the allowance was "general" in nature, that is, it could not be specifically allocated to individual loans or to major categories of loans." Tell us how you made this determination in light of your methodology as referred to above. Revise to more clearly explain what you mean here, and to better reflect your revisions to the comments above.

Based on the prior period adjustment and the revised disclosure in the Form 10-K 2007, we believe this comment is no longer applicable.

9.  For determining and measuring impairment under SFAS No. 5, revise to describe:

• How loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk);

• How loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which to evaluate loss experience; and

• Descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that may affect loss rates or other loss measurements.

Please see our response to comment number 4 of the Staff’s comment letter dated November 26, 2007.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
March 17, 2008

10.  For those loans that are reviewed individually under SFAS No. 114 and considered individually impaired, please revise to disclose which one of the methods for measuring impairment you used as specified by SFAS No. 114 (that is, the present value of expected future cash flows, the loan’s observable market price, or the fair value of collateral).

Please see our response to comment number 9 of the Staff’s comment letter dated November 26, 2007.

Liquidity and Interest Rate Sensitivity, page 16

11.  As noted in our comments above, it appears that most of your loan growth from 2004 to 2006 has come in categories that have traditionally been viewed a more risky. Please revise this section to discuss that fact and discuss how this loan growth was funded. Discuss your expectations for funding future loan growth, and continue such disclosures into your future interim filings.

With respect to funding, please see the statement in the fourth sentence of the third paragraph under "Liquidity and Interest Rate Sensitivity" on page 29, which states "Funding for loan growth was provided by reduction of the investment portfolio." With respect to the balance of this comment, please see our response to comment number 8 of the Staff’s comment letter dated November 26, 2007.

Closing Comments

If you have any questions or comments regarding this letter, please contact me at (410) 347-7341. In addition, you may also contact Jennifer G. Hawkins or Raymond M. Thompson of the Company at (410) 641-1700.

Very truly yours,

Penny Somer-Greif